Exhibit 99.1

Exceed Company Ltd. Provides Update on Transaction Financing and Announces Extraordinary General Meeting of Shareholders

BEIJING, June 26, 2014 /PRNewswire/ -- Exceed Company Ltd. ( EDS ) ("Exceed" or the "Company"), one of the leading domestic sportswear brands in China, today announced that it has received updated information regarding the availability of the financing contemplated to be received by Mr. Shuipan Lin ("Mr. Lin"), the Company's Chairman and Chief Executive Officer, in order to fund the consideration payable pursuant to the proposed Agreement and Plan of Merger (the "Merger Agreement"), dated December 2, 2013, by and among the Company, Pan Long Company Limited ("Parent"), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Lin, and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent.

On April 16, 2014, the Company adjourned the extraordinary general meeting of shareholders that was called to authorize and approve the Merger Agreement. The board of directors of the Company determined that the adjournment was in the best interests of its shareholders because Mr. Lin had advised the Company that he required additional time to obtain the contemplated financing for the proposed transaction, which he anticipated receiving by May 31, 2014.

On June 3, 2014, the Company issued a press release announcing that Mr. Lin anticipated needing additional time to obtain the contemplated financing for the merger, which he anticipated receiving by June 20, 2014, and that two of the Rollover Shareholders named in the proxy statement had agreed to invest an aggregate of US$5 million in the Parent in order to fund a portion of the transaction consideration.

Mr. Lin has provided the Company with the following additional updates:

•	US$5 million will be deposited in the Parent’s account outside of the People’s Republic of China on or about June 27, 2014;
•	An additional US$5 million will be deposited in the Parent’s account outside of the People’s Republic of China on or about July 2, 2014; and
•	The remaining approximately US$5 million of the contemplated financing is expected to be available by mid-July.

Mr. Lin has also agreed to deliver an irrevocable undertaking to the bank to the effect that any cash deposits made to the Parent’s account cannot be withdrawn except with the consent of the Company.

The Company also announced today that its extraordinary general meeting of shareholders that was previously adjourned will be held on July 29, 2014 at 10:00 am in Hong Kong. At the extraordinary general meeting, shareholders will consider and vote on the proposal to authorize and approve the Merger Agreement.

The record date of the extraordinary general meeting has not been changed. As a result, our shareholders of record as of the close of business in the British Virgin Islands on March 21, 2014 will remain entitled to vote at the extraordinary general meeting. Shareholders who have previously submitted their proxies and who do not want to change their votes, need not take any action and their proxies will be counted according to their previous votes or instructions. Shareholders who have previously submitted their proxies and who want to change their votes should follow the instructions in the proxy materials.

Additional information regarding the extraordinary general meeting and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, as amended, and the proxy statement attached as Exhibit (a)-(1) thereto filed with the Securities and Exchange Commission (the "SEC"), which can be obtained from the SEC's website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Requests for additional copies of the definitive proxy statement should be directed to AST Phoenix Advisors, the firm assisting us with this proxy solicitation, at (877) 283-0323 in the U.S. or at (201) 806-2222 internationally. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "estimate", "plan", "believe", "is/are likely to" or other similar expressions. These forward-looking statements involve various risks and uncertainties. The forward-looking statements made in this announcement relate only to events, including the transactions contemplated by the Merger Agreement described above, or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 3975-8116

ir@xdlong.cn